Exhibit 12.1

PROUROCARE MEDICAL INC.
Calculation of Ratio of Earnings to Fixed Charges

	Pro Forma for Offering	Interim Period Ended March 31, 2010	Year Ended Dec 31, 2009	Year Ended Dec 31, 2008
Earnings:
Income before tax	(10,255,000)	(1,571,691)	(6,944,064)	(4,657,717)
Exclude :
Incentive for early exercise	8,683,309	-	1,356,864	-
Debt extinguishment	915,426	915,426	415,982	123,785
Addback: Fixed Charges	88,256	88,256	1,220,711	1,910,037
Total Earnings	(568,009)	(568,009)	(3,950,507)	(2,623,895)

Fixed Charges:
Interest	54,858	54,858	195,363	597,594
Amortization of discounts	33,398	33,398	1,025,348	1,312,443
Total fixed charges	88,256	88,256	1,220,711	1,910,037

Ratio	-644%	-644%	-324%	-137%

Deficiency	(656,265)	(656,265)	(5,171,218)	(4,533,932)

Ratio of Earnings to Fixed Charges is calculated by dividing earnings by fixed charges.Fixed charges exclude the cost of stock and warrants issued incurred in refinancing certain debt that were expensed as debt extinguishment expense and the cost of warrants issued in the 2009 and 2010 early warrant exercise programs.  Amounts so excluded were $915,426, $1,772,846 and $123,785 for the three months ended March 31, 2010 and the years ended December 31, 2009 and 2008, respectively.  The amount so excluded from the March 31, 2010 pro forma disclosure was $9,598,735.